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EXHIBIT 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Organization
OvaScience Securities Corporation	Massachusetts
OvaScience Bermuda Limited	Bermuda
OvaScience Limited	London, England
EPC Healthcare Limited	London, England
OvaScience Canada Inc.	New Brunswick, Canada

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  EXHIBIT 21.1
Subsidiaries of the Registrant